EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT


Strategic Communications Partners Limited, a corporation formed in the Hong Kong Special Administrative Region of the People's Republic of China

CJ Information Technology Company, a Nevada corporation

Tianjin Create IT Co. Ltd., a limited liability company formed in the People's Republic of China